# TIA LUPITA HOT SAUCE LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS



# Belle Business Services
*Certified Public Accountants*

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Tia Lupita Hot Sauce LLC
Tiburon, California

We have reviewed the accompanying financial statements of Tia Lupita Hot Sauce LLC, which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

### *Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Tia Lupita Hot Sauce LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

### *Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### *Going Concern*
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Belle Business Services, LLC*

Belle Business Services, LLC
January 7, 2022

**TIA LUPITA HOT SAUCE LLC**
**BALANCE SHEETS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

**ASSETS**

|  | 2020 | 2019 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 149,748 | $ 281,887 |
| Accounts receivable, net | 121,914 | 68,307 |
| Inventory | 186,528 | 158,975 |
| Prepaid expenses and other current assets | - | 15,422 |
| TOTAL CURRENT ASSETS | 458,190 | 524,591 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment, net | 3,810 | 2,022 |
| **OTHER ASSETS** | | |
| Intangible assets | 6,484 | 6,980 |
| **TOTAL ASSETS** | $ 468,484 | $ 533,593 |

**LIABILITIES AND MEMBERS' EQUITY**

|  | 2020 | 2019 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 59,160 | $ 49,764 |
| Line of credit | 57,184 | 69,107 |
| SBA PPP loan | 6,762 | - |
| Notes payable - current portion | 4,151 | 3,333 |
| TOTAL CURRENT LIABILITIES | 127,257 | 122,204 |
| **LONG-TERM LIABILITIES** | | |
| Due to/from related parties | 144,778 | 148,554 |
| Notes payable | 83,078 | 2,500 |
| SAFE obligations | 585,000 | 555,000 |
| Convertible note | 341,303 | - |
| TOTAL LONG-TERM LIABILITIES | 1,154,159 | 706,054 |
| **TOTAL LIABILITIES** | 1,281,416 | 828,258 |
| **MEMBERS' EQUITY** | | |
| Capital contributions | 184,000 | 100,000 |
| Accumulated deficit | (996,932) | (394,665) |
| TOTAL MEMBERS' EQUITY | (812,932) | (294,665) |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 468,484 | $ 533,593 |

See independent accountant's review report and accompanying notes to financial statements.

**TIA LUPITA HOT SAUCE LLC**
**STATEMENTS OF INCOME**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

|  | 2020 | 2019 |
|---|---|---|
| **REVENUES, NET** | $ 752,806 | $ 312,065 |
| **COST OF GOODS SOLD** | 802,390 | 318,483 |
| **GROSS PROFIT** | (49,584) | (6,418) |
| **OPERATING EXPENSES** |  |  |
| Amortization and depreciation expense | 1,316 | 1,170 |
| General and administrative | 99,392 | 64,861 |
| Insurance expense | 3,586 | 3,801 |
| Payroll expenses | 112,441 | 37,368 |
| Product development | 22,493 | 52,238 |
| Professional fees | 69,417 | 60,194 |
| Sales and marketing | 225,401 | 90,138 |
| **TOTAL OPERATING EXPENSES** | 534,046 | 309,770 |
| **NET OPERATING LOSS** | (583,630) | (316,188) |
| **OTHER INCOME/(EXPENSES)** |  |  |
| Interest expense | (18,637) | (7,675) |
| **TOTAL OTHER INCOME/(EXPENSES)** | (18,637) | (7,675) |
| **NET LOSS** | $ (602,267) | $ (323,863) |

See independent accountant's review report and accompanying notes to financial statements.

**TIA LUPITA HOT SAUCE LLC**
**STATEMENTS OF EQUITY**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | Capital Contributions | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|
| **BEGINNING BALANCE, JANUARY 1, 2019** | 108,628 | $ (70,802) | $ 37,826 |
| Distributions | (8,628) | - | $ (8,628) |
| Net loss | - | (323,863) | $ (323,863) |
| **ENDING BALANCE, DECEMBER 31, 2019** | $ 100,000 | $ (394,665) | $ (294,665) |
| Contributions | - | - | $ - |
| Warrants issued with convertible notes | 84,000 | - | $ 84,000 |
| Net loss | - | (602,267) | $ (602,267) |
| **ENDING BALANCE, DECEMBER 31, 2020** | $ 184,000 | $ (996,932) | $ (812,932) |

See independent accountant's review report and accompanying notes to financial statements.

**TIA LUPITA HOT SAUCE LLC**
**STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (602,267) | $ (323,863) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization and depreciation expense | 1,316 | 1,170 |
| Issuance of SAFE obligation in exchange for services | 30,000 | 5,000 |
| Unamortized discount on convertible notes | (16,647) | |
| (Increase) decrease in assets: | | |
| Accounts receivable | (53,607) | (51,711) |
| Inventory | (27,553) | (139,982) |
| Prepaid expenses and other current assets | 15,422 | (15,422) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 9,396 | 49,584 |
| **CASH USED FOR OPERATING ACTIVITIES** | (643,940) | (475,224) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash used for intangible assets | - | (539) |
| Cash used for fixed assets | (2,608) | - |
| **CASH USED FOR INVESTING ACTIVITIES** | (2,608) | (539) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Draws on line of credit | (11,923) | 69,107 |
| Issuance of SBA PPP loan | 6,762 | - |
| Issuance of convertible notes | 441,950 | - |
| Distributions | - | (8,628) |
| Due to/from related parties | (3,776) | 148,554 |
| Issuance/(Repayment) of notes payable | 81,396 | (3,334) |
| Issuance of SAFE obligations | - | 550,000 |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 514,409 | 755,699 |
| **NET INCREASE (DECREASE) IN CASH** | (132,139) | 279,936 |
| **CASH AT BEGINNING OF YEAR** | 281,887 | 1,951 |
| **CASH AT END OF YEAR** | $ 149,748 | $ 281,887 |
| | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| **INTEREST** | $ 11,505 | $ 7,675 |
| **INCOME TAXES** | $ - | $ - |

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

*The Company*
Tia Lupita Hot Sauce LLC dba Tia Lupita® Foods (the "Company") was incorporated in the State of Delaware on June 3, 2016. The Company specializes in providing a traditional hot sauce from a family recipe that has been passed down for generations and uses all natural ingredients that are Non-GMO and gluten free. Additionally, the Company's offers chips, tortillas, and merchandise for sale.

*Going Concern*
Since Inception, the Company has relied on funds from related party notes, notes payable, convertible notes, SAFE obligations, and member contributions to fund its operations. As of December 31, 2020, and 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.  **Summary of Significant Accounting Policies (continued)**

    *Accounts Receivable*
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company has recorded $853 and $1,744 as an allowance for doubtful accounts.

    *Intangible Assets*
    The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

    The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $496 and $496 for the twelve months ended December 31, 2020, and 2019, respectively.

    *Inventory*
    Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $157,633 and $158,975, and the balance of inventory related to raw materials was $28,895 and nil, respectively.

    *Property and Equipment*
    Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and Equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. **Summary of Significant Accounting Policies (continued)**

*Income Taxes*
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1        - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2        - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3        - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.    <u>**Summary of Significant Accounting Policies (continued)**</u>

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling traditional hot sauce, chips, tortillas, and merchandise. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized gross revenue of $912,376 and $390,827, respectively. For the years ending December 31, 2020, and 2019, the Company recorded trade spend of $159,570 and $78,762, respectively. This resulted in net revenue of $752,806 and $312,065, being recognized for the years ending December 31, 2020, and 2019, respectively.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

**2.** **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

**3.** **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

| Property and equipment at cost: | 2020 | 2019 |
|---|---|---|
| Machinary and equipment | $ 5,978 | $ 3,370 |
| | 5,978 | 3,370 |
| Less: Accumulated depreciation | 2,168 | 1,348 |
| Total | $ 3,810 | $ 2,022 |

**4.** **Convertible Notes**

During the year ending December 31, 2020, eight promissory notes were issued for a total of $420,000 with 10% APRs and maturity dates in 2022. As of December 31, 2020, and 2019, the Company has recorded a total of $4,603 and nil of accrued interest on the principal of the convertible notes. The notes carry a discount rate of 70% and valuation caps of $5,000,000. In conjunction with the issuance of the convertible notes, warrants were issued. See Note 10 for the further discussion of the warrants and associated discount on the convertible notes.

**5.** **SAFE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Units. SAFE Preferred Units are units of a series of Preferred Units issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the units of standard Preferred Units offered to non-holders of SAFE agreements other than with respect to: (i) the per unit liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

The number of units issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per unit of the standard preferred units issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of units of SAFE Preferred Units equal to the face value of the SAFE agreement divided by the price per unit equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all units of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

**5.** **SAFE Obligations (continued)**

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of units equal to the Purchase Amount divided by the price per unit equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of units equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding units. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of units to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, and 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020 and 2019, the Company had $585,000 and $555,000 of SAFE obligations outstanding, with a valuation cap of $5,000,000 and no discount rates. Of the SAFE obligations outstanding a total of $30,000 and $5,000 of SAFE obligations, as of December 31, 2020 and 2019, respectively, were issued in exchange for professional services.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 and 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2020 and 2019.

**6.** **Due to/from Related Parties**

Since inception, the majority owners of the Company have contributed funds in the amounts of $144,778 and $148,554 as of December 31, 2020 and 2019, respectively. The loan bears no interest, has no minimum monthly payment and no maturity date. Management does not intend to pay back the note within the next year.

*See independent accountant's review report.*

**7.** **Notes Payable**

Debt consisted of the following at December 31, 2020, and 2019:

|  | 2020 | 2019 |
|---|---|---|
| Contract note payable; interest at 3.75% per annum, maturing in May 2050, monthly payment of $400, collateralized by Company assets. | $ 84,729 | $ - |
| Contract note payable; interest at 9.99% per annum, maturing in September 2021, monthly payment of $278, collateralized by Company assets. | 2,500 | 5,833 |
|  | 87,229 | 5,833 |
| Less: Current portion of notes payable | 4,151 | 3,333 |
| Long term portion of notes payable | 83,078 | 2,500 |

Maturity of the notes payable is as follows:

| December 31, 2021 | $ 4,151 |
|---|---|
| December 31, 2022 | 1,714 |
| December 31, 2023 | 1,780 |
| December 31, 2024 | 1,839 |
| December 31, 2025 | 1,918 |
| Thereafter | 75,827 |
|  | $ 87,229 |

**8.** **SBA PPP Loan**

In 2020, the Company received loan proceeds of $6,762 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

**8.     SBA PPP Loan (continued)**

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

**9.     Line of Credit**

The Company has a $150,000 line of credit with CircleUp Credit Advisors LLC. The line of credit bears 9.25% interest (prime plus 4%). The line is personally guaranteed by a majority member of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2020, and 2019, the Company had $57,184 and $69,107, respectively, outstanding on the line of credit.

**10.    Equity**

*Membership Units*
Under the articles of organization, the total number of membership units that the Corporation shall have authority to issue is 9,000,000 units. As of December 31, 2020, and 2019, 9,000,000 have been issued and are outstanding.

*Profit Participation Units Plan*
The Company's 2019 Profit Participation Units Plan (the Plan), which is member approved, permits the grant of membership units to its employees, advisors and subcontractors for up to 1,000,000 units. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 150,000 and nil units have been issued under the Plan, respectively. None of the shares have vested as of December 31, 2020.

*Warrants*
In conjunction with all the convertible note issuances discussed in Note 4, the Company issued detachable warrants. Under these agreements, the investors are allowed to purchase up to an additional 25% of units of the Company's membership units, at an exercise price equal to the Qualified Financing Price, meaning an amount equal to the price per unit paid by the investors for

10.   **Equity (continued)**

*Warrants (continued)*
Preferred Equity Securities that are or have been issued in the Qualifying Financing (meaning the Company's next sale of its Preferred Equity Securities in a signle transaction or in a series of related transactions in a bona fide equity financing at a fixed pre-money resulting in gross proceeds to the Company of at least $2,000,000). The warrants are exercisable within two years of the issuance date.

During the year ending December 31, 2020, total funds received of $420,000 were allocated $84,000 to the warrants and $336,000 to the notes. The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants at the time of issuance, which was determined using the Black- Scholes option-pricing model, was recorded as capital contributions and reduced the carrying value of the note. The discount on the note is being amortized to interest expense over the term of the note (which is two years). At December 31, 2020 and 2019, the unamortized discount on the note is $83,300 and nil, respectively. During the year ending December 31, 2020, the Company recorded $700 as interest expense related to the amortization of the discount on the note.

11.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on June 3, 2016 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

12.   **Subsequent Events**

*SBA PPP Loan*
In 2021, the Company received notice that the funds received have been fully forgiven as described in Note 8.

*Convertible Notes Issued*
In 2021, the Company issued an additional $580,000 in convertible notes, with a $145,000 value associated with the warrants. The notes are consistent with the notes discussed in Note 4.

*Profit Participation Units Issued*
During 2021, the Company issued an additional 650,000 membership units to advisors. Ninety-eight thousand of these units are considered fully vested as of December 31, 2021. The additional 552,000 units have a four-year vesting period, with a one year cliff.

*Line of Credit – Revised*
The Company renegotiated the line of credit to allow for a maximum limit of $300,000. The terms remain consistent with the terms discussed in Note 9.

*SAFE Obligations Issued*
During 2021, a total of $27,500 of SAFE obligations were issued in exchange for professional services. The terms are consistent with those discussed in Note 5.

**12.** **Subsequent Events (continued)**

*Crowdfunding Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Convertible Notes. The Notes carry an $8,500,000 valuation cap and  The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Inc. (the "Intermediary"). The Intermediary will be entitled to receive a 6.5% commission fee for funds raised.

*Managements Evaluation*
The Company has evaluated subsequent events through January 7, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.